EXHIBIT 99.2

LETTER TO SHAREHOLDERS

[Letterhead of Fidelity D & D Bancorp, Inc.]

                  [Date]

Dear Shareholder:

We are pleased to inform you that a new feature has been introduced as part of the Corporation’s recently adopted Amended and Restated 2000 Dividend Reinvestment Plan.  This feature allows participants to make direct cash contributions toward the purchase of additional shares of the Corporation’s Common Stock in addition to purchases made through the reinvestment of dividends on shares enrolled in the Plan.  Like shares acquired through dividend reinvestment under the Plan, all shares acquired through the Plan’s voluntary contribution feature are automatically enrolled in the Plan so that subsequent dividends on such shares are reinvested in additional shares.  Because the Corporation pays all brokerage fees and other expenses associated with purchases made under the Plan, shareholders making voluntary cash contributions to the Plan for the acquisition of additional shares incur no expenses in connection with acquiring these shares.

Only shareholders owning shares of Common Stock enrolled under the Dividend Reinvestment Plan can participate in the voluntary cash contribution feature.  You can take advantage of this new feature by completing the cash contribution form accompanying your account statement.  Cash contributions must be paid by check to “Registrar and Transfer Company” and should include your taxpayer identification number and Plan account number.  Any voluntary cash contribution must be at least $100, and the total of all such contributions during any calendar quarter may not exceed $2,000.  Cash contributions cannot be submitted more than thirty days before a dividend payment date, however.

Enclosed is a prospectus describing the Plan, as recently adopted and currently in effect.  The purpose of the Plan is to provide you with a convenient method to purchase additional shares of the Corporation’s Common Stock through the automatic reinvestment of dividends payable on your shares of the Corporation’s Common Stock and through direct voluntary cash contributions to the Plan.  If you are currently enrolled in the Plan, you do not need to do anything to continue your participation.  If you are not enrolled, you can participate in the Plan by completing and returning the Authorization Form. The Plan is not available, however, to shareholders residing in California.

We appreciate your continued ownership of the Corporation’s Common Stock.  If you have questions concerning the Plan, please telephone Registrar and Transfer Company, the Plan Administrator, at (800) 368-5948.

Sincerely,

/s/ Steven C. Ackmann
Steven C. Ackmann
President and Chief Executive Officer